UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 10 June 2022, London UK - LSE Announcement

GSK announces positive pivotal phase III data for its respiratory syncytial virus (RSV) vaccine candidate for older adults

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First RSV vaccine candidate to show statistically significant and clinically meaningful efficacy in adults aged 60 years and above
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The magnitude of effect observed was consistent across RSV A and B strains, key secondary endpoints and in those aged 70 years and above
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Engagement with regulators to start immediately with anticipated regulatory submissions in H2 2022

GSK plc (LSE/NYSE: GSK) today announced positive headline results from a pre-specified efficacy interim analysis of the AReSVi 006 phase III trial. The interim analysis was reviewed by an Independent Data Monitoring Committee, and the primary endpoint was exceeded with no unexpected safety concerns observed. AReSVi 006 is a phase III trial investigating GSK's respiratory syncytial virus (RSV) vaccine candidate for adults aged 60 years and above.

Dr Hal Barron, Chief Scientific Officer and President, R&D, GSK, said: "These data suggest our RSV vaccine candidate offers exceptional protection for older adults from the serious consequences of RSV infection. RSV remains one of the few major infectious diseases without a vaccine, and these data have the potential to meaningfully impact the treatment of RSV and may reduce the 360,000 hospitalisations and more than 24,000 deaths worldwide each year. Given the importance of these data, we plan to engage with regulators immediately and anticipate regulatory submissions in the second half of 2022."

Results from this phase III trial will be presented in a peer-reviewed publication and at an upcoming scientific meeting. The AReSVi 006 trial will continue to evaluate both an annual revaccination schedule and longer-term protection over multiple seasons following one dose of the RSV older adult (OA) vaccine candidate.

GSK's RSV OA vaccine candidate contains a recombinant subunit prefusion RSV F glycoprotein antigen (RSVPreF3) combined with GSK's proprietary AS01 adjuvant. AS01 is used with several of GSK's established adjuvanted vaccines. The antigen plus adjuvant combination may help overcome the natural age-related decline in immunity that contributes to the challenge of protecting older adults from RSV disease.

About AReSVi 006
The AReSVi 006 phase III trial is a randomised, placebo-controlled, observer-blind, multi-country trial to demonstrate the efficacy of a single dose of GSK's adjuvanted RSVPreF3 OA investigational vaccine in adults aged 60 years and above. Approximately 25,000 participants were enrolled from 17 countries.

AReSVi 006 is part of a comprehensive RSV evidence generation programme conducted by GSK. Recent in-house results from a parallel phase III trial, AReSVi 004, investigating the immunogenicity, safety, reactogenicity, and persistence of the vaccine candidate in older adults showed that, in participants aged 60 years and above, one dose of the RSV OA investigational vaccine induced strong humoral and cellular immune responses, which remain above pre-vaccination levels up to at least the six months post-vaccination readout timepoint.

AReSVi 006 is closely monitored for safety, with safety data reviewed internally and by an external Independent Data Monitoring Committee on an ongoing basis.

About respiratory syncytial virus (RSV)
RSV is a common contagious virus affecting the lungs and breathing passages. It is one of the major remaining infectious diseases for which there is currently no vaccine or specific treatment. Older adults are at high risk for severe disease due to age-related decline in immunity and underlying conditions. RSV can exacerbate conditions including chronic obstructive pulmonary disease (COPD), asthma and chronic heart failure and can lead to severe outcomes, such as pneumonia, hospitalisation, and death. Each year, RSV causes over 360,000 hospitalisations and 24,000 deaths globally in adults. Adults with underlying conditions are more likely to seek medical advice and have higher hospitalisation rates than adults without these conditions.

About GSK
GSK is a science-led global healthcare company. For further information please visit www.gsk.com/about-us.

GSK enquiries:
Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Analyst/Investor enquiries:	Nick Stone	+44 (0) 7717 618834	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in GSK's Annual Report on Form 20-F for 2021 and any impacts of the COVID-19 pandemic.

This announcement contains inside information. The person responsible for arranging the release of this announcement on behalf of GSK is Victoria Whyte, Company Secretary.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: June 10, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc